As filed with the Securities and Exchange Commission on October 18, 1996
                        Registration No. 333-____________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    --------

                                    Form S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                             MAGNUM PETROLEUM, INC.
             (Exact name of registrant as specified in its charter)

           Nevada                         1311                   87-0462881
   (State or jurisdiction      (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)

   600 East Las Colinas Blvd., Suite 1200, Irving, Texas 75039, (214) 401-0752
          (Address and telephone number of principal executive offices)

       Morgan F. Johnston, Esq., 600 East Las Colinas Blvd., Suite 1200,
                       Irving, Texas 75039, (214) 401-0752
 (Name, address and telephone number, including area code, of agent for service)

                                  ------------

     Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than in connection with dividend or interest reinvestment plans, check the following box. [ X ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                         CALCULATION OF REGISTRATION FEE


Title of each      Amount      Proposed         Proposed            Amount of
class of           to be       maximum          maximum             registration
securities to be   registered  offering price   aggregate           fee
registered                     per share (1)    offering price (1)
--------------------------------------------------------------------------------
Common Stock,
par value $.002    985,185       $4.97           $4,896,369          $1,688.40

(1)  Estimated solely for purpose of calculating registration fee.

                                  ------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                Page number 1 of 35 pages numbered sequentially.
                   The Exhibit Index may be found on Page 28.

                             MAGNUM PETROLEUM, INC.
                                 985,185 SHARES
                     Common Stock, par value $.002 per share

     This Prospectus relates to 985,185 shares (the "Shares") of the Common Stock, par value $.002 per share, of Magnum Petroleum, Inc., a Nevada corporation ("Magnum" or the "Company"), which may be offered from time to time by certain stockholders of the Company (the" Selling Stockholders"). See "Selling Stockholders." The Shares were acquired from the Company under various agreements more specifically described herein under the heading "Plan of Distribution". The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. All expenses incurred in connection with this offering, other than selling commissions and fees and expenses of counsel and other representatives of the Selling Stockholders, are being borne by the Company.

     The Company has been advised by the Selling Stockholders that they or their successors may sell all or a portion of the shares offered hereby from time to time through the American Stock Exchange, in privately negotiated transactions or otherwise, including sales through or directly to a broker or brokers. Sales will be at prices and terms then prevailing or at prices related to the then current market prices or at negotiated prices. In connection with any sales, any broker or dealer participating in such sales may be deemed to be an underwriter within the meaning of the Securities Act of 1933. Certain shares covered by this Prospectus may be sold under Rule 144 instead of this Prospectus. See "Plan of Distribution".

     Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor any offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer. solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     The Common Stock of the Company is traded on the American Stock Exchange (the "AMEX") under the symbol "MPM." On October 15, 1996, the last reported sale price of the Common Stock on the AMEX was $5.0625 per share.

     See "Risk Factors" on page 5 for a discussion of certain risk factors which should be considered in connection with an investment in the Company.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                  The date of this Prospectus is ________, 1996

                              AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and can also be inspected at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006-1881.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in such Registration Statement. For further information with respect to the Company and the Common Stock being offered, reference is hereby made to the Registration Statement and to the exhibits thereto.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents and information filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference:

1. The Company's Annual Report on Form 10-KSB for the year ended December 31, 1995;

2. The Company's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1996 and June 30, 1996;

3. The Company's Current Reports on Form 8-K dated May 21, 1996, and June 28, 1996;

4. The Company's amendments to Form 8-K reported on Form 8-K/A filed March 15, 1996, August 14, 1996 and August 16, 1996; and

5. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed pursuant to Section 12(b) of the Exchange Act, dated March 6, 1996.

     Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock under this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be made a part hereof from the date of filing of such document, except as to any portion of any future Annual or Quarterly Report to Stockholders which is not deemed to be filed under said provisions. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                   THE COMPANY

     Magnum was incorporated under the laws of the State of Nevada on February 10, 1989 originally under the name Master Ventures, Inc. and registered a public offering of its securities in 1989. Subsequently, Magnum became engaged in the oil and gas business and changed its name to Magnum Petroleum, Inc. on October 1, 1990. Magnum is qualified to do business in the states of California, Oklahoma, New Mexico, and Texas. During the past three years, Magnum's primary focus has been the acquisition and drilling of oil and gas prospects and raising working capital through the private and public sale of its common and preferred stock.

     The business purpose of Magnum is to engage in the acquisition, exploration, drilling, development and operation of oil and gas properties; to acquire other interests in oil and/or gas production; to produce and market oil and/or gas from prospects; and to engage in and perform any and all acts and activities customary in connection therewith, or incident thereto, within the United States. In most instances, Magnum acts as operator of record of the oil and gas properties in which it has acquired an interest.

Recent Developments

     Acquisition of Panoma Properties
     --------------------------------

     On June 28, 1996, Magnum closed on the purchase of 469 natural gas wells and 427 miles of a gas gathering pipeline system from Meridian Oil Inc. ("Meridian"), a wholly-owned subsidiary of Burlington Resources, Inc. The net purchase price after certain purchase price adjustments was approximately $35 million for all of Meridian's interest in certain gas wells and a gas gathering system located in the Panhandle of Texas and Western Oklahoma, more commonly referred to as the "Panoma Properties."

     The current daily production volumes from the Magnum owned wells is approximately 14 million cubic feet per day with total delivery, including third party gas purchased by the gathering system, of almost 19 million cubic feet per day. The Company has estimated the monthly cash flow from the acquisition of the Panoma Properties to be approximately $500,000 per month. The existing wells and gas gathering system are located in three fields, the West Panhandle Field, the East Panhandle Field, and the South Erick Field, all located in Gray, Wheeler, Collingsworth and Donley Counties, Texas and Beckham and Greer Counties, Oklahoma. Magnum's wholly-owned subsidiary, Gruy Petroleum Management Co., has become the operator of all wells, the gas gathering pipeline system, and associated assets.

     Line of Credit
     --------------

     On June 26, 1996, Magnum received a commitment from Wells Fargo Bank, N.A., as Agent, and Banque Paribas, as Co-agent, (hereinafter collectively referred to as "Banks") for a new credit facility for the benefit of Magnum and several wholly-owned subsidiaries. The purpose of the new line of credit is to i) refinance the Company's existing indebtedness with First Interstate Bank of Texas, N.A. (a wholly-owned subsidiary of Wells Fargo Bank, N.A.), ii) finance the acquisition of oil and gas reserves including the $35.4 million Panoma Property acquisition, as discussed below, from Meridian Oil Inc. ("Meridian"), a wholly-owned subsidiary of Burlington Resources, Inc., iii) future property development, and iv) working capital support and general corporate purposes. The credit facility is subject to a "Borrowing Base" determination established from time-to-time by the Banks based upon proven oil and gas reserves and gas gathering assets owned by Magnum and its subsidiaries. The availability under the Company's existing credit facility was $16 million and has now been increased to $48 million based upon the acquisition of the Panoma Properties.

The new credit facility gives the Company the flexibility to choose a range of either "LIBOR" or "Prime" based interest rates options. At June 30, 1996, $40 million was outstanding under the revolving credit note agreements with interest at eight percent (8%) (Libor plus two and one-half percent (2 1/2%). Additionally, $8 million was outstanding under term notes with interest at ten and one-half percent (10 1/2%) (Prime plus 2.25 percent). Terms of the revolving credit notes provide for a maturity date of June 28, 2001 with no required principal payments until maturity, provided the future Borrowing Base determinations established from time-to-time by the Banks do not exceed the then outstanding principal balance. Terms of the term notes provide for a maturity date of December 31, 1996 with the option to payoff the remaining principal balance at that date in eight quarterly installments beginning March 31, 1997.

On June 28, 1996, Magnum closed on the purchase of 469 natural gas wells and approximately 427 miles of a gas gathering pipeline system from Meridian. The net purchase price after certain purchase price adjustments was approximately $35,350,000, funded by a loan from Magnum's principal lending financial institutions. As the purchase was not completed until the end of the second quarter of 1996, the Statements of Operations for 1996 do not include any operating results for the purchased properties. The purchase price was allocated based on estimated fair market values resulting in the recording of $29,560,000 as oil and gas properties and $5,790,000 as pipelines. The gas wells and gas gathering system are located in the Panhandle of Texas and Western Oklahoma and are more commonly referred to as the "Panoma Properties."

The current daily production volumes from the Magnum owned wells is approximately 14 million cubic feet per day with total delivery, including third party gas purchased by the gathering system, of almost 19 million cubic feet per day. The Company has estimated the monthly cash flow from the acquisition of the Panoma Properties to be approximately $500,000 per month. The existing wells and gas gathering system are in three fields, the West Panhandle Field, the East Panhandle Field, and the South Erick Field, all located in Gray, Wheeler, Collingsworth and Donley Counties, Texas and Beckham and Greer Counties, Oklahoma. Magnum's wholly-owned subsidiary, Gruy Petroleum Management Co., has become the operator of all wells, the gas gathering pipeline system, and associated assets.

         Series C Convertible Preferred Stock
         ------------------------------------

On June 5, 1996, Magnum called for redemption 208,333 shares of its Series C preferred stock at $10.50 per share, as provided by the terms of the certificate of designations, plus accrued dividends with an extended redemption date of July 10, 1996. Terms of the preferred stock provide for the option by the holder to convert the preferred shares into common stock at the rate of three (3) shares of common stock for each share of Series C preferred stock. At June 30, 1996, 57,400 shares of the preferred stock had converted into 172,200 shares of Magnum common stock. An additional, 3,527 shares of common stock were issued for accrued dividends to conversion date. Subsequent to June 30, 1996, but prior to July 11, 1996, an additional 236,992 shares of the preferred stock were converted for 732,223 shares of common stock including accrued dividends paid in common stock. Additionally, 8,224 shares of preferred stock were redeemed for cash in the amount of $88,860.

On July 11, 1996, Magnum called for the redemption the remaining 322,384 shares of its Series C preferred stock. The redemption price was $10.50 per share, plus accrued dividends of $.141 per share from July 1, 1996 through the extended redemption date of August 16, 1996, for a total redemption price of $10.641 per share. The Series C preferred shares could be converted, at the option of the holder, at any time prior to August 16, 1996 into common stock. 302,492 shares of Series C preferred stock were converted into 938,451 shares of common stock including the accrued dividends paid in common stock. Additionally, 19,892 shares of preferred stock were redeemed for cash in the amount of $210,431.

After both redemption calls, Magnum converted 596,884 shares of its Series C preferred stock into common stock and redeemed 28,116 shares of its Series C preferred stock.

                                  RISK FACTORS

     There are certain risks associated with the distribution of the Magnum Shares to Hunter Shareholders. Among the significant risks are the following:

     1. LIMITED OPERATING HISTORY/OPERATING LOSSES. Magnum has only a limited recent history of operations and was, until March 31, 1992 considered to be a development stage enterprise. Magnum has incurred operating losses and had accumulated a deficit of $5,642,000 at June 30, 1996. Magnum's ability to continue business, maintain its financing arrangements and pay dividends would be adversely affected by continued operating losses. Any improvement in the financial condition of Magnum will be dependent upon improvement in the development of new oil and gas reserves, revenues from the sale of oil and gas production, increases in commodity pricing and reduction in operating expenses. There is no assurance that such improvements will occur.

     2. COMMON STOCK SUBORDINATE TO PREFERRED STOCK. The Magnum Common Stock to be distributed is subordinate to all outstanding classes of preferred stock of Magnum in the payment of dividends and other distributions made with respect to the stock, including distributions upon liquidation or dissolution of Magnum. Magnum has previously issued three separate series of Preferred Stock (Series A, B and C), which, in the aggregate, have substantial liquidation preferences and annual dividend requirements, all of which must be satisfied before Magnum can pay dividends or make other distributions with respect to Common Stock. See "Description of Securities".

     3. DEPENDENCE UPON KEY PERSONNEL. Magnum is substantially dependent upon a few key individuals who comprise the management of Magnum; specifically, Gary C. Evans and Matthew C. Lutz. As compared to many other public oil and gas companies, Magnum does not have a depth of managerial and technical personnel. Accordingly, there is a greater likelihood that loss of the services of any of these individuals would have a material adverse impact upon Magnum. See "Certain Relationships and Related Transactions". Both Mr. Evans and Mr. Lutz have employment agreements with Magnum. Mr. Evans' agreement terminates December 31, 1996 and continues thereafter on a year to year basis and provides for a salary of $150,000 per annum. Mr. Lutz's agreement terminates September 30, 1996 and continues thereafter on a year to year basis and provides for a salary of $48,000 per annum in addition to participation rights in certain exploration projects. Both agreements provide that the same benefits supplied to other Magnum employees shall be available to the employee. The employment agreements also contain, among other things, covenants by the employee that in the event of termination, he will not associate with a business that competes with Magnum for a period of one year after cessation of employment. Magnum also has key man life insurance on Mr. Evans in the amount of $1,000,000.

     4. RISK OF LOSS FROM UNSUCCESSFUL PROSPECTS. The oil and gas business is very speculative and involves a high degree of risk. No combination of experience, knowledge and scientific evaluation can overcome the risk of investment so as to assure a profit to a company in the oil and gas industry. There can be no assurance that revenues derived from proved properties will exceed the cost of acquiring and developing such properties. Magnum will be involved in additional development work on its existing properties, including reworking existing wells to increase production and/or drilling offset wells to existing production. There is no assurance Magnum will not expend substantial sums for such acquisition and development, only to determine that a well is nonproductive or a property is not commercially producible, in which case the amounts invested in such prospect may be totally lost. The ultimate success of a prospect may not be known until substantially all development costs have been incurred.

     5. UNCERTAINTIES INHERENT IN CURRENT OIL AND GAS MARKET. World and domestic market and economic conditions, availability of gas transmission lines or the existence of price control regulations may affect the price of, or the ability to market the oil and gas produced. There is substantial uncertainty as to the prices at which oil and gas produced by Magnum may be sold, and it is possible that under some market conditions, the production and sale of oil and gas from some or all of Magnum's properties may not be economical, resulting in a reduction in the value of Magnum's reserves. The availability of a ready market for oil and gas and the prices obtained for such oil and gas depend upon numerous factors beyond the control of Magnum, including competition from other oil and gas suppliers and national and international economic and political developments. See "Business - Competition and Markets."

     6. ENVIRONMENTAL REGULATION. Magnum is subject to numerous federal, state and local environmental laws and regulations governing the oil and gas business, including petroleum spills, noise pollution, air quality, disposal of water, preservation of wildlife and other eco-system preservation. Magnum's drilling and operating activities may expose it to potential liability for pollution or other damage to the environment. Compliance with all statutes and regulations relating to environmental matters to which Magnum is subject may cause delays in drilling and completion of wells and/or additional expenses. Magnum does carry certain environmental impairment liability insurance coverage where available and maintains bonds as required by state law, but there is no assurance this protection would be adequate to cover any actual losses or liabilities which may arise from such hazards.

     7. OTHER GOVERNMENT REGULATION. The oil and gas industry is subject to federal, state and local governmental regulations. These jurisdictions are empowered to enact legislation or regulations which limit or otherwise control the methods and rates of oil and gas production, the pricing and marketing of oil and gas, and the taxation of oil and gas. Since energy policies are uncertain and constantly changing, no prediction can be made with respect to the ultimate effect on the business of Magnum of governmental policies such as price controls, taxes, drilling restrictions, etc.

     8. NEED FOR DEVELOPMENT OF ADDITIONAL RESERVES. Magnum's future success depends upon its continuing ability to find or acquire additional oil and gas reserves that are economically recoverable. Except to the extent that Magnum conducts successful exploration or development activities or acquires properties containing proved reserves, the proved reserves of Magnum will generally decline as reserves are produced. There can be no assurance that Magnum will be able to discover additional commercial quantities of oil and gas, or that Magnum will be able to continue to acquire oil and gas reserves at prices which it considers economically advisable.

     9. WRITE DOWNS AND LIMITATIONS ON ACCURACY OF RESERVE ESTIMATES. Oil and gas reserve estimates are based on subjective engineering judgment and are necessarily imprecise. In addition, any estimates of future net revenues and the present value thereof are based on price and cost assumptions provided by Magnum as its best estimate. To the extent these estimates of quantities, prices and costs prove incorrect, or Magnum is unsuccessful in expanding its oil and gas reserve base with its capital expenditure program, or declines in oil and gas prices occur, then write downs in reserve estimates and the capitalized costs associated with Magnum's oil and gas assets could occur again in the future. See "Properties - Reserves."

     10. UNCERTAINTIES OF TITLE. Although Magnum will attempt, where practical, to obtain legal title opinions from reputable counsel, title to natural resource properties is subject to questions of law as well as facts and circumstances which are not always readily discoverable of record or otherwise which can adversely affect validity of title.

     11. NO ASSURANCE OF DIVIDENDS. Magnum does not currently pay cash dividends on its Common Stock and does not anticipate paying such dividends at any time in the future. Holders of shares of Series C Preferred Stock have only been entitled to receive cash dividends when, as and if declared by the Board of Directors of Magnum out of funds legally available therefor. While historically, Magnum has declared and paid dividends on the Series C Preferred Stock, except upon conversion or redemption, Magnum has no obligation in the future to pay dividends on any security. See "Market for Common Equity and Related Shareholder Matters."

     12. VOLATILITY OF STOCK PRICES. During the two most recent fiscal years and subsequent interim period, bid quotations and trading prices of the common stock of Magnum as traded on the American Stock Exchange, have ranged from $2.25 to $5.25 per share. The market prices of Magnum's Common Stock, Series C Preferred Stock and Warrants are subject to significant fluctuation in response to variations in operating results of Magnum and other factors such as investor perceptions of Magnum and the stock market in general. Additionally, the supply and demand for petroleum products, interest rates, general economic conditions as well as those specific to the oil and gas industry, international political conditions, particularly in oil producing countries, developments with regard to Magnum's drilling activities, future acquisitions, financial condition and management decisions.

     13. POTENTIAL ISSUANCE OF ADDITIONAL PREFERRED AND COMMON STOCK. Magnum is authorized to issue up to 10,000,000 shares of preferred stock, the rights and preferences of which may be designated in series by the Board of Directors. Except for certain restrictions requiring the approval of Series C Preferred Shareholders, such designations may be made without shareholder approval. A total of 625,000 shares were designated as Series C Preferred Stock in addition to 216,000 shares of Series A Preferred and 248,000 shares of Series B Preferred previously designated. The designation and issuance of other series of preferred stock will create additional securities which may have dividend and liquidation preferences over the Common Stock. Magnum is also authorized to issue up to 50,000,000 shares of common stock, of which 13,275,379 shares are presently issued and outstanding, 20,750 shares are reserved for issuance upon conversion of the Series B Preferred Shares that were to convert to common as of December 31, 1995, and 854,176 shares are reserved for issuance upon exercise of the Warrants. The issuance of additional common stock in the future after completion of this offering will reduce the proportionate ownership and voting rights of common stock presently outstanding or issuable upon conversion/exercise.

On June 5, 1996, Magnum called for redemption 208,333 shares of its Series C preferred stock at $10.50 per share, as provided by the terms of the certificate of designations, plus accrued dividends with an extended redemption date of July 10, 1996. Terms of the preferred stock provide for the option by the holder to convert the preferred shares into common stock at the rate of three (3) shares of common stock for each share of Series C preferred stock. At June 30, 1996, 57,400 shares of the preferred stock had converted into 172,200 shares of Magnum common stock. An additional, 3,527 shares of common stock were issued for accrued dividends to conversion date. Subsequent to June 30, 1996, but prior to July 11, 1996, an additional 236,992 shares of the preferred stock were converted for 732,223 shares of common stock including accrued dividends paid in common stock. Additionally, 8,224 shares of preferred stock were redeemed for cash in the amount of $88,860.

On July 11, 1996, Magnum called for the redemption the remaining 322,384 shares of its Series C preferred stock. The redemption price was $10.50 per share, plus accrued dividends of $.141 per share from July 1, 1996 through the extended redemption date of August 16, 1996, for a total redemption price of $10.641 per share. The Series C preferred shares could be converted, at the option of the holder, at any time prior to

August 16, 1996 into common stock. 302,492 shares of Series C preferred stock were converted into 938,451 shares of common stock including the accrued dividends paid in common stock. Additionally, 19,892 shares of preferred stock were redeemed for cash in the amount of $210,431.

While Magnum continues to negotiate with five separate institutional investors concerning the funding of up to $15 million in participating preferred stock, it is likely that within the next sixty days, Magnum will complete a transaction with one institution for this funding. The structure of this transaction will probably be in two forms. The first $10 million will be structured as a mandatory redeemable (non-convertible) preferred stock bearing interest at approximately 9% per annum and providing the institutional investor the ability to participate by owning an overriding royalty interest in up to six development and waterflood projects owned by Magnum in West Texas and Western Oklahoma. The remaining $5 million will most likely be structured as a convertible preferred stock at a price equal to a 25% premium over the price of the common stock at the time of issuance. The purpose for the $15 million offering is to fund the capital cost necessary to fully develop the six development and waterflood projects and to reduce Magnum's existing senior bank indebtedness.

     14. SHARES ELIGIBLE FOR FUTURE SALE. All 2,465,191 shares of common stock owned by members of Magnum's existing management or their affiliates are "restricted securities" and under certain circumstances may in the future be sold in compliance with Rule 144 adopted under the Securities Act of 1933, as amended. Rule 144 provides, among other things, that persons holding restricted securities for a period of two years may each sell in brokerage transactions every three months an amount equal to 1% of Magnum's total outstanding shares or the weekly reported volume of trading during the four calendar weeks preceding the filing of a notice of proposed sale, whichever is greater. All 2,465,191 shares held by Magnum's management and their affiliates are eligible for resale pursuant to Rule 144. No prediction can be made as to the effect, if any, that sales of such shares or the availability of such shares for sale will have on Magnum market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing as well as future market prices for Magnum shares being issued in the proposed transaction and could also impair Magnum's ability to raise capital through the sale of its equity securities in the future.

                              SELLING STOCKHOLDERS

     The following table provides certain information with respect to the shares of Common Stock held by each Selling Stockholder.

                                                                      Number of
                                          Number of       Number of   Shares of
                                       Shares of Common    Shares   Common Stock
                                         Stock Benef-     of Common Beneficially
                                        icially Owned      Stock       Owned
                                          Before the     Registered  After the
Name                                      Offering        Hereunder   Offering
----                                      --------        ---------   --------
The McDaniel Company                         12,500        12,500             0
Cascade Energy Corporation                    1,875         1,875             0
Andrew H. Duvall                                827           827             0
Pursuit Energy Corporation                   53,245        53,245             0
Scott Oils, Inc.                             44,221        44,221             0
R. Douglas Cronk                              6,325         6,325             0
Travis Oil and Gas, Inc.                     38,861        38,861             0
Ted A. Class and Bertolet B. Class           10,000        10,000             0
Fred L. Ward, Inc.                           10,000        10,000             0
Paul Berger                                   5,000         5,000             0
Larry Heinonen TTEE West Hills
  Gastroenterology Asn Pft Shr
  and Ret Tr FBO Joanne Heinonen             20,000        20,000             0
Kevin Maloney, Trustee,
  Maloney Family Trust                       10,000        10,000             0
Thomas Ranftl                                 4,000         4,000             0
Perry A. Reel                                14,000        14,000             0
Charles Moorman                              10,000        10,000             0
Hal Curren Weed and Carolyn M. Weed           7,727         7,727             0
Hal Weed and Carolyn Weed Trustees
    FBO Aurora  Borealis Inc. Target
     Benefit Pension Plan and Trust           2,273         2,273             0
David W. Groesbeck                            7,000         7,000             0
Reef Exploration, Inc.                       12,023        12,023             0
Kachina Capital Corporation                 475,000       475,000             0
Denny W. Nestripke                          111,750       100,000        11,750
David Howell                                 15,000        15,000             0
Michele Gressett                             45,000        45,000             0
Sam H. Allen                                  6,461         6,461             0
Michael Menefee                               6,461         6,461             0
Joe H. Allen                                  6,461         6,461             0
Douglas Z. Gayle                              3,231         3,231             0
John R. Thompson                              4,846         4,846             0
Allegro Investments, Inc.                     4,848         4,848             0
Lucius Blanchard                             50,000        40,000             0
J.W. Brown                                    2,000         2,000             0
Mark A. Doering                               2,000         2,000             0
Richard L. Henninger                          2,000         2,000             0
Phyllis Kimbrell                              2,000         2,000             0
                                                         ------------
                                                          985,185
                                                         ============

                              PLAN OF DISTRIBUTION

     The shares may be sold by the Selling Stockholders or by pledgees, donees, transferees or other successors-in-interest. Such sales may be made in the over-the-counter market, in privately negoiated transctions, or otherwise, at prices and at terms then prevailing, at prices related to the then current market prices or at negotiated prices.

     The shares may be sold by one or more of the following methods: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as an agent but may position and resell a portion of the block as principal in order to consummate the transaction; (b) a purchase by a broker or dealer as principal. and the resale by such broker or dealer for its account pursuant to this Prospectus, including resale to another broker or dealer; (c) ordinary brokerage transactions and transacions in which the broker solicits purchasers; or (d) an exchange distribution in accordance with the rules of such exchange.

     In effecting sales, brokers or dealers engaged by the Selling Stockholder may arrange for other brokers or dealers to participate. Any such brokers or dealers will receive commissions or discounts from a Selling Stockholder in amounts to be negotiated immediatley prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. Any gain realizd by such a broker or dealer on the sale of such shares which it purchases as a principal may be deemed to be compensation to the broker or dealer in addition to any commission paid to the broker by a Selling Stockholder.

     The Company will not receive any portion of the proceeds of the shares sold by the Selling Stockholders. There is no assurance that the Selling Stockholders will sell any or all of the shares of Common Stock available under such option.

                          DESCRIPTION OF CAPITAL STOCK

The following statements are qualified in their entirety by reference to the detailed provisions of Magnum's Articles of Incorporation and Bylaws.

Magnum is presently authorized to issue 50,000,000 shares of $.002 par value Common Stock, and 10,000,000 shares of $.001 per value Preferred Stock. The holders of common stock, including the shares of common stock offered hereby, issuable upon conversion or exercise of the Series C Preferred Stock and Warrants, are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of common stock has a preemptive right to subscribe for any securities of Magnum nor are any common shares subject to redemption or convertible into other securities of Magnum. Upon liquidation, dissolution or winding up of Magnum, and after payment of creditors and preferred Shareholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Holders of Magnum's common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Under Magnum's Articles of Incorporation, as amended, the Board of Directors has the power, without further action by the holders of the Common Stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the Common Stock or the Preferred Stock of the other series. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of Magnum without further shareholder action and may have adversely effect the rights and powers, including voting rights, of the holders of Common Stock. In certain circumstances, the issuance of preferred stock could depress the market price of the Common Stock. The Board of Directors effects a designation of each series of Preferred Stock by filing with the Nevada Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Nevada Secretary of State, or copies thereof may be obtained from Magnum.

In addition to the Series C Preferred Stock, the Board of Directors previously designated a Series A Preferred Stock and issued 216,000 shares of such series, of which 80,000 shares are presently outstanding. The Board of Directors also previously designated a Series B Preferred Stock and issued 248,500 shares of such series, of which only 74,550 shares remain outstanding. The other Series B shares have been canceled as part of an offer Magnum has made to Series B holders to convert their units into common stock, which terminated August 20, 1993. Shares of preferred stock in addition to Series A, Series B and Series C may be designated by the Board of Directors and issued from time to time in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions thereof, as may be determined by resolution of the Board of Directors of Magnum. Within the limits of authorized but unissued preferred stock, such additional series and shares of preferred stock may be designated by the Board of Directors and issued without further approval of the holders of Magnum's voting securities, except that so long as any Series C Preferred Stock is outstanding, Magnum may not issue any more series of stock having rights senior to the Series C Preferred Stock without the approval of holders of at least 50% of the outstanding shares of Series C Preferred Stock.

    SERIES C CONVERTIBLE PREFERRED STOCK

The Series C Convertible Preferred Stock has been authorized by the Board of Directors of Magnum as a series of Magnum's preferred stock, $.001 par value, consisting of 625,000 shares. As of July 11, 1996, all of the Series C Convertible Preferred Stock has been called for redemption thereby eliminating any future dividend payments on this issue.

    Dividends

Holders of shares of Series C Preferred Stock have been entitled to receive, when, as and if declared by the Board of Directors out of funds at the time legally available therefor, cash dividends at an annual rate of $1.10 per share, and no more, payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year beginning December 31, 1993, except that if any such date is a Saturday, Sunday or legal holiday, then such dividends shall be payable on the next day that is not a Saturday, Sunday or legal holiday. Dividends have accrued and have been cumulative from the date of first issuance of the Series C Preferred Stock and have been payable to holders of record as they appear on the stock books of Magnum on such record dates as are fixed by the Board of Directors.

The Series C Preferred Stock has been junior as to dividends to any series or class of Magnum's stock hereafter issued that ranks senior as to dividends to the Series C Preferred Stock ("senior dividend stock"). If at any time Magnum has failed to declare and pay or set apart for payment accrued and unpaid dividends on any senior dividend stock, Magnum may not pay any dividend on the Series C Preferred Stock. Magnum made a prior allocation of 50% of the net operating revenues received by the working interest owners from the West Dilley Prospect to pay dividends on the Series A Preferred Stock, and the revenues so allocated will not be available to pay any dividends on the Series C Preferred Stock. To the extent of such allocation, Series C Preferred Stock has been junior to Series A Preferred Stock. There are presently 80,000 shares of Series A Preferred Stock outstanding, which are entitled to an aggregate dividend in the total amount of $7.50 per share, payable only from the allocation of 50% of the Net Operating Revenue received by the working interest owners in the West Dilley Prospect. Magnum owns 90% of the working interest in such prospect. The dividend is cumulative to the extent accrued but not paid. To date no dividends have accrued or been paid on the Series A Preferred Stock because the revenues generated from such prospect which are allocable to the working interests have not exceeded working interests costs, so no net operating revenue has yet been generated that could be allocated to the payment of such dividends. Magnum also made a prior allocation of 50% of net operating revenues from all oil and gas produced from properties acquired or drilled after September 5, 1992 (which constitutes most of Magnum's present properties as well as all future acquisitions) and 50% of its remaining revenues from the West Dilley Prospect (after the Series A allocation), to make production payments of the Series B Production Certificates included in the Series B Units previously offered and sold by Magnum. 74,550 shares of Series B Preferred Stock remain outstanding, which are entitled to a cumulative annual dividend of $.35 per share ($26,093 total annually) until redeemed or converted, and twelve Series B Production Certificates. Holders of the Certificates representing this right are entitled to receive production payments from the 50% allocation of net operating revenues. The Series B Preferred Stock will be automatically redeemed and converted into common stock at the rate of one common share for two Series B Preferred Stock, and the Series B Production Certificates will expire when the sum of dividends paid with respect to the Series B Preferred Stock, plus production payments made with respect to the Series B Production Certificates, equals $10,000 (200%) of the original investment) per outstanding Series B Unit. Recently, Magnum made an offer to Series B Unit holders to exchange each of their Series B Production Certificates for 1,250 shares of Common Stock, and as part of such exchange, to agree to convert their Series B Preferred Stock into Common Stock not later than December 31, 1995. Pursuant to such offer, all but twelve of the Series B Production Certificates were exchanged for Common Stock. With only twelve Series B Production Certificates remaining outstanding, this requires a total payback of $60,000, of which $3,500 has already been paid back through dividends on the Series B Preferred Shares which are part of the same Units. Until this payout is made, Series C Preferred Stock has been junior to Series B Preferred Stock in the payment of dividends, and the revenues allocated to make production payments on the Series B Production Certificates has not been available for payment of dividends on the Series C Preferred Stock. Magnum made its first dividend payment on the Class B Preferred Stock in January of 1993. Subsequent dividend payments were made in April and July of 1993. The total amount of dividend payments to date is $40,343, of which only $7,219 was paid with respect to shares that remain outstanding. No production payments have been made to date with respect to the Series B Production Certificates. The Certificates are subject to a $175.00 annual servicing fee, and the revenue less costs allocable to the Certificates have not exceeded such fee.

The Series C Preferred Stock has had priority as to dividends over the Common Stock and any series or class of Magnum's stock hereafter issued that ranks junior as to dividends to the Preferred Stock ("junior dividend stock"), and no dividend (other than dividends payable solely in Common Stock or any other series or class of Magnum's stock hereafter issued that ranks junior as to dividends to the Series C Preferred Stock) may be declared, paid or set apart for payment on, and no purchase, redemption or other acquisition may be made by Magnum of, any Common Stock or junior dividend stock unless all accrued and unpaid dividends on the Series C Preferred Stock have been declared and paid or set apart for payment. Magnum may not pay dividends on any class or series of Magnum's stock having parity with the Series C Preferred Stock as to dividends, if any such stock is hereafter issued ("parity dividend stock"), unless it has declared and paid or set apart for payment, or contemporaneously declares and pays or sets apart for payment, all accrued and unpaid dividends for all prior periods on the Series C Preferred Stock; and Magnum may not pay dividends on the Series C Preferred Stock unless it has declared and paid or set apart for payment, or contemporaneously declares and pays or sets apart for payment all accrued and unpaid dividends for all prior periods on the parity dividend stock. Whenever all accrued dividends are not paid in full on the Series C Preferred Stock or any parity dividend stock, all dividends declared on the Series C Preferred Stock and such parity dividend stock will be declared and made pro rata so that the amount of dividends declared per share on the Series C Preferred Stock and such parity dividend stock will bear the same ratio that accrued and unpaid dividends per share on the Series C Preferred Stock and such parity dividend stock bear to each other.

The annual dividend rate on the Series C Preferred Stock is $1.10 per share. The amount of dividends payable per share of Series C Preferred Stock for each quarterly dividend will be computed by dividing the annual dividend amount by four. The amount of dividends payable for the initial dividend period and any period shorter than a full dividend period will be computed on the basis of a 365-day year. No interest will be payable in respect of any dividend payment on the Series C Preferred Stock which may be in arrears.

    Redemption

The Preferred Stock may not be redeemed prior to two years after the date of this Prospectus. Any shares of Series C Preferred Stock outstanding thereafter are redeemable for cash, in whole or in part, at anytime, at the option of Magnum, at $10.50 per share plus any accrued and unpaid dividends, whether or not declared.

If fewer than all of the outstanding shares of Series C Preferred Stock are to be redeemed, Magnum will select those to be redeemed pro rata or by lot. There is no mandatory redemption or sinking fund obligation with respect to the Series C Preferred Stock. In the event that Magnum has failed to pay accrued dividends on the Series C Preferred Stock, it may not redeem any of the then outstanding Series C Preferred Stock until all such accrued and unpaid dividends and the then current quarterly dividend, pro-rated until the redemption date, have been paid in full on all shares of Series C Preferred Stock.

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Series C Preferred Stock to be redeemed at the holder's address shown on the stock transfer books of Magnum. After the redemption date, unless there shall have been a default in payment of the redemption price, dividends will cease to accrue on the shares of Series C Preferred Stock called the redemption, and all rights of the holders of such Preferred Stock will terminate except the right to receive the redemption without interest, which shall be paid within 10 days of the redemption date.

    Conversion

Automatic Conversion. If, during the twenty consecutive trading days immediately prior to November 12, 1994, or any twenty consecutive trading days thereafter, the closing bid price for Magnum's Common Stock as quoted by any market maker in the over-the-counter market bulletin board or on NASDAQ or any national securities exchange, shall equal or exceed $5.00 per share, then the Series C Preferred Stock will be automatically converted into Common Stock as described below.

Optional Conversion. The holder of any shares of Series C Preferred Stock will have the right, at the holder's option, to convert any or all such shares into Common Stock. The Conversion Rate will be three shares of Common Stock per share of Series C Preferred Stock, If the Series C Preferred Stock is called for redemption, the conversion right will terminate at the close of business on the business day prior to the date fixed for redemption (unless Magnum defaults in the payment of the redemption price). Dividends, if any, declared and accrued but unpaid at the date of conversion will be paid in cash upon conversion, or at the option of Magnum will be converted into shares of Common Stock at the rate of $3.33 per share. No fractional shares of Common Stock will be issued upon conversion for accrued and unpaid dividends, if any, but in lieu thereof, the amount of any such dividends will be paid in cash by Magnum. The Conversion Price will be subject to adjustment in the event of the issuance of stock as a dividend on the Common Stock, subdivisions or combinations of the Common Stock or similar events. Except as stated in the preceding sentence, the Series C Preferred Stock does not have rights protecting against dilution resulting from the sale of additional shares of Common Stock for less than the Conversion Price or the current market price of Magnum's securities.

    Liquidation Rights

In the event of any liquidation, dissolution or winding up of Magnum, holders of shares of Series C Preferred Stock are entitled to receive, out of legally available assets, a liquidation preference of $10.00 per share, plus an amount equal to any accrued and unpaid dividends to the payment date, and no more, before any payment or distribution is made to the holders of Common Stock or any series or class of Magnum's stock hereafter issued that ranks junior as to liquidation rights to the Series C Preferred Stock. But the holders of Series C

Preferred Stock will not be entitled to receive the liquidation preference of such shares until the liquidation preferences of Series A & B Preferred Stock, and any other series or class of Magnum's stock hereafter issued that ranks senior as to liquidation rights to the Series C Preferred Stock ("senior liquidation stock") has been paid in full. The 80,000 shares of Series A Preferred Stock which are presently outstanding have a liquidation preference of the liquidation proceeds from Magnum's interest in the West Dilley Prospect. The 74,550 shares of Series B Preferred Stock which are outstanding are entitled to a liquidation preference of $.001 per share, which would amount to $74.55 in the aggregate. Series B Production Certificates are not entitled to any distributions upon liquidation, dissolution or winding up. The holders of Series C Preferred Stock and all other series or classes of Magnum's stock hereafter issued that rank on a parity as to liquidation rights with the Series C Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution (after payment of the liquidation preference of the senior liquidation stock) which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation preference of the shares of Series C Preferred Stock, the holders of such shares will not be entitled to any further participation in any distribution of assets by Magnum. Neither a consolidation, merger or other business combination of Magnum with or into another corporation or other entity nor a sale or transfer of all or part of Magnum's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of Magnum.

    Voting Rights

The holders of the Series C Preferred Stock will have no voting rights except as described below or required by law. In connection with any such vote, each outstanding share of Series C Preferred Stock will be entitled to one vote excluding shares held by Magnum or any entity controlled by Magnum, which shares shall have no voting rights.

In the event a default is incurred in the payment of any dividend declared by the Board of Directors on the Series C Preferred Stock and such default has not been cured by the date of any annual (or special in lieu of annual) meeting of shareholders at which directors are to be elected occurring at least one year but less than two years after the date of such default, the holders of Series C Preferred Stock shall have the right, voting as a class at such meeting, to elect two members to Magnum's board of directors.

So long as any Series C Preferred Stock is outstanding, Magnum shall not, without the affirmative vote of the holders of at least two-thirds of all outstanding shares of Series C Preferred Stock, voting separately as a class,
(I) amend, alter or repeal any provision of the Articles of Incorporation or the Bylaws of Magnum so as to affect adversely the relative rights, preferences, qualification, limitations or restrictions of the Series C Preferred Stock, (ii) authorize or issue, or increase the authorized amount of, any additional class or series of stock or any security convertible into stock of such class or series, senior to or on a parity with the Series C Preferred Stock as to dividends or upon liquidation, dissolution or winding up of Magnum, (iii) effect any reclassification of the Series C Preferred Stock, or (iv) effect a merger of Magnum with any other corporation, exchange of shares or a sale of all or substantially all of the assets of Magnum if the shareholders of Magnum immediately prior to such merger, share exchange or sale will own less than 50% of the shares of the surviving (in case of a merger) or acquiring (in the case of an exchange of shares or a sale of assets) corporation immediately following such merger, share exchange or sale. Holders of Series C Preferred Stock will not have the right to vote for election of directors in any circumstance.

    Other Provisions

Holders of Series C Preferred  Stock shall be entitled to notice in the event of
(a) the granting by Magnum to all holders of its Common Stock of rights to purchase any shares of capital stock or any other rights or (b) any reclassification of the Common Stock, any consolidation of Magnum with, or merger of Magnum into, any other persons, any merger of any person into Magnum (other than a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock), or any sale or transfer of all or substantially all of the assets of Magnum.

The shares of Series C Preferred Stock, are duly and validly issued, fully paid and nonassessable. Magnum has reserved from its authorized but unissued Common Stock a sufficient number of shares for issuance upon conversion of the Series C Preferred Stock.

The holders of the shares of Series C Preferred Stock have no preemptive rights with respect to any securities of Magnum.

    WARRANTS

Each Warrant represents the right to purchase one share of Common Stock at an initial exercise of $5.50 per share. The exercise price and the number of shares issuable upon exercise of the Warrants are subject to adjustment in certain events, to the extent that such events occur after the effective date of the Warrant Agency Agreement, including the issuance of Common Stock as a dividend on shares of Common Stock, subdivisions or combinations of the Common Stock or similar events. Except as stated in the preceding sentence, the Warrants do not contain provisions protecting against dilution resulting from the sale of additional shares of Common Stock for less that the exercise price of the Warrants or the current market price of Magnum's securities.

The Warrants are exercisable during the period ending November 12, 1998. Holders of Warrants may exercise their Warrants for the purchase of shares of Common Stock only if a current prospectus relating to such shares is then in effect and only if such shares are qualified for sale, or deemed to be exempt from qualifications, under applicable state securities law. Magnum will use its best efforts to maintain a current prospectus relating to such shares of Common Stock at all times when the market price of the Common Stock exceeds the exercise price of the Warrants until the expiration date of the Warrants, although there can be no assurance that Magnum will be able to do so. Whether a current prospectus is in effect or not, the outstanding Warrants will be redeemable, in whole or in part, at the option of Magnum, upon not fewer than 30 days notice, at a redemption price equal to $.02 per Warrant beginning November 12, 1995, or earlier if the closing bid price for the Common Stock on any national securities exchange or automated interdealer quotation system or over-the-counter bulletin board equals or exceeds $6.75 for five consecutive trading days. Although Magnum would not normally do so, in the event it calls for redemption of the Warrants at a time when a current prospectus is not in effect, warrant holders would have no opportunity to exercise their warrants, and would be compelled to accept the redemption price of $.02 per warrant. If Magnum should call for redemption of the Warrants when a current prospectus is in effect, warrant holders will have a minimum of 30 days in which to decide wether to exercise their warrants, after which they will have to accept the redemption price.

Holders of Warrants will be entitled to notice in the event of (a) the granting by Magnum to all holders of its Common Stock of rights to purchase any share of capital stock or any other rights or (b) any reclassification of the Common Stock, any consolidation of Magnum with, or merger of Magnum into any other person or merger of any other person into Magnum (other than a merger that does not result in any reclassification, conversion, exchange or cancellation of any outstanding shares of Common Stock), or any sale or transfer of all or substantially all of the assets of Magnum.

Magnum has reserved from its authorized unissued shares a sufficient number of shares of Common Stock for issuance on exercise of the Warrants. During the period in which a Warrant is exercisable, exercise of such Warrant may be effected by delivery of the Warrant, duly endorsed for exercise and accompanied by payment of the exercise price and any applicable taxes or governmental charges, to the Warrant Agent. The shares of Common Stock issuable on exercise of the Warrant will be, when issued in accordance with the Warrants, fully paid and non-assessable.

For the life of the Warrants the holders thereof have the opportunity to profit from a rise in the market for Magnum's Common Stock, with a resulting dilution in the interest of all other shareholders. So long as the Warrants are outstanding, the terms on which Magnum could obtain additional capital may be adversely affected. The holders of such Warrants might be expected to exercise them at a time when Magnum would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided for by such Warrants.

Except as described above, the holders of the Warrants have no rights at Shareholders of Magnum until they exercise their Warrants.

    INDEMNIFICATION

The General Corporation Law of Nevada permits provisions in the articles, by-laws or resolutions approved by shareholders which limit liability of directors for breach of fiduciary duty of certain specified circumstances. Magnum's by-laws indemnify its Officers and Directors to the full extent permitted by Nevada law. The by-laws with certain exceptions eliminate any personal liability of a Director to Magnum or its shareholders for monetary damages for the breach of a Director's fiduciary duty and therefore a Director cannot be held liable for damages to Magnum or its shareholders for gross negligence or lack of due care in carrying out his fiduciary duties as a Director. Magnum's Articles provide for indemnification to the full extent permitted under law which includes all liability, damages and costs or expenses arising from or in connection with service for, unemployment by, or other affiliation with Magnum to the maximum extent and under all circumstances permitted by law. Nevada law permits indemnification if a director or officer acts in good faith in a manner reasonable believed to be in, or not opposed to, the best interest's of the corporation. A director or officer must be indemnified as to any matter in which he successfully defends himself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Magnum pursuant to the foregoing provisions or otherwise, Magnum has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                  LEGAL MATTERS

     Certain legal matters with respect to the legality of the Shares offered hereby will be passed upon for Magnum by Morgan F. Johnston, Esq.

                                     EXPERTS

    The audited consolidated financial statements of Magnum as of December 31, 1995 and for the year ended December 31, 1995 incorporated by reference herein and elsewhere in this Registration Statement have been audited by Hein + Associates LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The audited consolidated financial statements of Magnum as of December 31, 1994 and for the year then ended, incorporated by reference herein and elsewhere in this Registration Statement, have been included herein in reliance on the report, which includes an explanatory paragraph concerning a change in Magnum's method of accounting for oil and gas producing operations, of Hansen, Barnett & Maxwell, independent certified public accountants, given on authority of that firm as experts in accounting and auditing. The historical summaries of revenue and direct operating expenses for the Meridian acquisition incorporated by reference herein and elsewhere in the Registration Statement have been audited by Hein + Associates LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

No dealer, salesman or any other person has been
authorized to give any information or to make any
representation other than those contained in this
Prospectus in connection with the offering herein
contained, and if given or made, such information or
representation must not be relied upon as having
been authorized by the Company.  This Prospectus
does not constitute an offer to sell any security other
than the registered securities to which it relates, or
an offer to or solicitation of any person in any
jurisdiction in which such offer or solicitation would
be unlawful.  Neither the delivery of this Prospectus
nor any sale made hereunder shall, under any
circumstance, create an implication that there has
been no change in the facts herein set forth since the
date hereof.
     -----------------------------------

   TABLE OF CONTENTS


                                           Page
                                           ----
Available Information                       2
Incorporation of Certain                    2
   Information by Reference
The Company                                 3
Recent Developments                         3         MAGNUM PETROLEUM, INC.
Risk Factors                                5
Selling Stockholders                        9            985,185 Shares
Plan of Distribution                        10
Description of Capital Stock                11            Common Stock
Legal Matters                               18
Experts                                     18
Disclosure of Commission Position           18
  On Indemnification for
  Securities Act Liabilities
---------------------------------------

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses, in connection with the offering described in this Registration Statement.

                                                  Total
                                                  -----

         SEC Filing Fee                           $   1,795.52
         Accounting Fees and Expenses             $   2,000.00
         Legal Fees and Expenses                  $   5,000.00
         Miscellaneous                            $   3,000.00

         Total                                    $ 11,795.52

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

     (a) Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

     1. A corporation may indemnify any person who was or is a party or is threatened to be made party to any threatened, pending or completed actions, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorney's fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amount paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in the defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense.

     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. That determination must be made:

          (a)  By the shareholders;
          (b) By the board of directors by majority vote or a quorum consisting of directors who were not parties to the act, suit or proceedings;
          (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or
          (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than director of officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

          (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation of any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

          (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

     (b) The registrant's Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act.

ITEM 16.

EXHIBITS INDEX

                                                                                            Sequential
                                                                                            Page Number
Exhibit No.                Document                                                         Or Location
-----------                --------                                                         -----------
3.1 & 4.1                  Articles of Incorporation                                          *
3.2 & 4.2                  Articles of Amendment                                              **
3.3 & 4.3                  Articles of Amendment                                              ***
3.4 & 4.4                  By-Laws, as Amended                                                ***
5.1 & 24.3                 Opinion & Consent of Counsel                                       30
10.1                       Agreement and Plan of Reorganization and                           *****
                           Plan of Liquidation
10.2                       Amendment to Agreement and Plan of                                 ****
                           Reorganization and Plan of Liquidation
10.3                       Employment Agreement for Gary C. Evans                             ****
10.4                       Employment Agreement for Matthew C. Lutz                           ****
10.5                       Credit Agreement dated June 28, 1996 among Wells Fargo Bank        ****
                           (Texas), N.A. et al and the Company
10.6                       Purchase and Sale Agreement, dated May 17, 1996 between            ******
                           Meridian Oil, Inc. and ConMag Energy Corporation
21.1                       Subsidiaries of the Registrant                                     ****
24.1                       Consent of Hansen, Barnett & Maxwell as                            33
                           Accountants
24.2                       Consent of Hein + Associates LLP as                                35
                           Accountants


* Incorporated by reference to Registration Statement on Form S-18, File No. 33-30298-D.
**   Incorporated  by  reference  to Form 10-K for the year ended  December  31,
     1990.
*** Incorporated by reference to Registration Statement on Form SB-2, File No. 33-66190.
**** Incorporated by reference to  Registration  Statement on Form S-4, File No.
     333-2290.
*****Incorporated  by  reference  to Form 8-K/A  dated July 21,  1995,  filed on
     October 3, 1995.
****** Incorporated by reference to Form 8-K dated June 28, 1996, filed July 12,
       1996

ITEM 17.  UNDERTAKINGS.

The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;
          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (5) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas on October 16, 1996.

MAGNUM PETROLEUM, INC.



By: /s/ Gary C. Evans
    ------------------------------
    Gary C.  Evans, President, CEO

                                POWER OF ATTORNEY

  The Company and each person who signature appears below hereby designates and appoints Gary C. Evans and Steven P. Smart, and each of them, as its or his attorneys-in-fact (the "Attorneys-in-Fact") with full power to act alone, and to execute in the name of and on behalf of the Company and each person, individually in each capacity stated below, any additional amendments (including post-effective amendments) to this Registration Statement, which amendments may make such changes in this Registration Statement as either Attorney-in-Fact deems appropriate, and to file each such amendment to this Registration
Statement together with all exhibits thereto and any and all documents in connection therewith.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


Signature                                Title                        Date


/s/ Lloyd T. Rochford            Chairman and Director          October 16, 1996
-----------------------------
Lloyd T. Rochford


/s/ Gary C. Evans                Chief Executive Officer        October 16, 1996
-----------------------------    President and Director
Gary C.  Evans


/s/ Matthew C. Lutz              Vice Chairman and Director     October 16, 1996
-----------------------------
Matthew C. Lutz


/s/ Gerald W. Bolfing            Director                       October 16, 1996
-----------------------------
Gerald W. Bolfing


/s/ Oscar C. Lindemann           Director                       October 16, 1996
-----------------------------
Oscar C. Lindemann


/s/ Stanley McCabe               Director                       October 16, 1996
----------------------------
Stanley McCabe

/s/ James E. Upfield             Director                       October 16, 1996
-----------------------------
James E. Upfield


/s/ Steven P. Smart              Chief Financial Officer        October 16, 1996
-----------------------------
Steven P. Smart

                                  EXHIBIT INDEX
                                  -------------


                                                                     Sequential
                                                                     Page Number
Exhibit No.         Document                                         Or Location
-----------         --------                                         -----------

5.1                 Opinion of Morgan F. Johnston, Esq. regarding        30
                     legality (including consent)
24.1                Consent of Hansen, Barnett & Maxwell as              33
                     Accountants
24.2                Consent of Hein + Associates LLP as                  35
                     Accountants

                                   EXHIBIT 5.1

                            MORGAN F. JOHNSTON, ESQ.
                                5825 STEEPLECHASE
                               PLANO, TEXAS 75093
                                 (972) 733-4078


October 17, 1996


Magnum Petroleum, Inc.
600 East Las Colinas Blvd., Suite 1200
Irving, Texas, 75039


    Re:  S-3 Registration Statement


Gentlemen:

     At your request, I have examined the form of Registration Statement, No.333-____, which you have filed on October __, 1996 with the Securities and Exchange Commission, on Form S-3 (the "Registration Statement"), in connection with the registration under the Securities Act of 1933, as amended, of an aggregate of 985,185 shares of your Common Stock (the "Stock") to be sold by certain selling securityholders.

     In rendering the following opinion, I have examined and relied only upon the documents, and certificates of officers and directors of the Company as are specifically described below. In my examination, I have assumed the genuineness of all signatures, the authenticity, accuracy and completeness of the documents submitted to me as originals, and the conformity with the original documents of all documents submitted to me as copies. My examination was limited to the following documents and no others:

     1.   Certificate of Incorporation of the Company, as amended to date;

     2.   Bylaws of the Company, as amended to date;

     3. Certified Resolutions adopted by the Board of Directors of the Company authorizing the original issuances of the Stock; and

     4.   The Registration Statement.


     I have not undertaken, nor do I intend to undertake, any independent investigation beyond such documents and records, or to verify the adequacy of accuracy of such documents and records.

     Based on the  foregoing,  it is my opinion  that the Stock to be sold under
the  Registration   Statement  by  the  selling   securityholders,   subject  to
effectiveness of the Registration Statement and


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compliance  with  applicable  blue sky laws, when sold, will by duly and validly authorized, fully paid and non-assessable.

     I consent to the filing of this opinion as an exhibit to any filing made with the Securities and Exchange Commission or under any state or other jurisdiction's securities act for the purpose of registering, qualifying or establishing eligibility for an exemption from registration or qualification of the Stock described in the Registration Statement in connection with the offering described therein. Other than as provided in the preceding sentence, this opinion (i) is addressed solely to you, (ii) covers only matters of Nevada and federal law and nothing in this opinion shall be deemed to imply any opinion related to the laws of any other jurisdiction, (iii) may not be quoted or reproduced or delivered by you to any other person, and (iv) may not be relied upon for any other purpose whatsoever. Nothing herein shall be deemed to relate to or constitute an opinion concerning any matters not specifically set forth above.

     The information set forth herein is as of the date of this letter. I disclaim any undertaking to advise you of changes which may be brought to my attention after the effective date of the Registration Statement.


Very truly yours,

/s/ Morgan F. Johnston

Morgan F. Johnston

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                                  EXHIBIT 24.1

                                  EXHIBIT 24.1


               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Magnum Petroleum, Inc.


We have issued our report dated March 26, 1995, except for Note 2 to the consolidated financial statements as to which the date is September 29, 1995, on the consolidated financial statements of Magnum Petroleum, Inc. and subsidiaries as of December 31, 1994 and for the year then ended. We consent to the incorporation by reference of our report in the Registration Statement of Magnum Petroleum, Inc. on Form S-3. We also consent to the use of our name and the statements with respect to us as appearing under the heading "Experts" in the Registration Statement.


HANSEN, BARNETT & MAXWELL



Salt Lake City, Utah
October 15, 1996

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                                  EXHIBIT 24.2

                                  Exhibit 24.2



                          INDEPENDENT AUDITOR'S CONSENT


We consent to the use by incorporation by reference in the Form S-3 Registration Statement and Prospectus of Magnum Petroleum, Inc. of our report, which is dated April 3, 1996, accompanying the consolidated financial statements of Magnum Petroleum, Inc. and our report dated August 2, 1996 accompanying the historical summaries of revenues and direct operating expenses of the properties acquired June 28, 1996, contained in such Registration Statement, and to the use of our name and the statements with respect to us, as appearing under the heading "Experts" in the Prospectus.




HEIN + ASSOCIATES LLP
Certified Public Accountants

October 15, 1996
Dallas, Texas



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